Exhibit 99.6

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102 Disclosure Obligations
Continuous Disclosure Obligations

Item 1:	Names of the Parties to the Transaction

Tower One Wireless Corp. (formerly, Pacific Therapeutics Ltd.) (the “Company”)

Tower Three SAS (“Tower Three”)

Item 2:	Description of the Transaction

On January 12, 2017 (the “Closing Date”), the Company completed a reverse takeover transaction pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Share Exchange Agreement”) among the Company, Tower Three, and the shareholders of Three Tower  (the “Tower Three Shareholders ”) whereby the Company acquired all of the outstanding securities of Tower Three in exchange for securities of the Company (the “Transaction ”).

Pursuant to the Transaction, the Company issued 30,000,000 common shares of the Company to the Tower Three Shareholders on a pro-rata basis in exchange for the delivery to the Company of all of the issued and outstanding common shares of Tower Three held by the Tower Three Shareholders, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company.

As part of the Transaction, the Company changed its name to “Tower One Wireless Corp.”.

In connection with the closing of the Transaction, the Company completed a non-brokered private placement (the “Placement Private”) of 15,484,912 units (each, a “Unit ”), at a price of $0.15 per Unit for gross proceeds of $2,322,737. Proceeds from the Private Placement will be used as set out in the listing statement dated January 12, 2017 prepared in connection with the Transaction available on SEDAR at www.sedar.com (the “Listing  Statement”). Each Unit consists of one (1) common share and one (1) transferable common share purchase warrant at a price of $0.40 for twelve (12) months. The warrants are subject to an acceleration clause whereby if the common shares trade equal to or greater than $0.60 for a period of ten (10) consecutive trading days, the warrant expiry date shall accelerate to a date that is not less than ten (10) days after notice is given. All securities issued pursuant to the Private Placement are subject to a four-month hold period expiring on May 9, 2017.

In connection with the Private Placement, the Company paid certain eligible finders and registered brokers aggregate cash commissions of $87,767 and issued an aggregate of 585,117 broker warrants (the “Broker Warrants”) having the same terms as the warrants issued in the Private Placement.

The Company currently has the following securities outstanding: 52,220,797 common shares; 585,117 Broker Warrants; and 15,484,912 share purchase warrants. An aggregate of 30,000,000 common shares are subject to escrow pursuant to the following escrow restrictions: (i) restrictions based on certain performance milestones; (ii) time-based release restrictions prescribed by National Policy 46-201 – Escrow for Initial Public Offerings of

the Canadian Securities Administrators; and (iii) voluntary escrow restrictions, all as more particularly described in the Listing Statement.

Effective at the opening of trading on January 26, 2017, the Company resumed trading under the symbol “TO” under new CUSIP number 89186Q101 and new ISIN CA89186Q1019.

Item 3.	Effective Date of the Transaction

January 12, 2017.

Item 4.	Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

Subsequent to the completion of the Transaction, the Company continues to be a reporting issuer in the provinces of British Columbia and Ontario. No party ceased to be a reporting issuer.

Item 5.	Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction

The Company’s financial year-end is December 31, the same year-end as Tower Three.

Item 6.	Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Transaction

The following is a summary of the applicable financial reporting periods for the Company subsequent to the completion of the Transaction for the first financial year subsequent to the Transaction:

1.	Annual audited consolidated financial statements of the Company for the period from incorporation to December 31, 2016;

2.	Interim unaudited consolidated financial statements of the Company for the three months ended March 31, 2017 and the comparative period for Tower Three for the three months ended March 31, 2016;

3.	Interim unaudited consolidated financial statements of the Company for the six months ended June 30, 2017 and the comparative period for Tower Three for the six months ended June 30, 2016;

4.	Interim unaudited consolidated financial statements of the Company for the nine months ended September 30, 2017 and the comparative period for Tower Three for the Nine months ended September 30, 2016; and

5.

Annual audited consolidated financial statements for the Company for the financial year ended December 31, 2017 and the comparative period for Tower Three for the financial year ended December 31, 2016.

Item 7.	Documents Which Were Filed Under National Instrument 51-102 that Describe the Transaction and Where those Documents Can Be Found in Electronic Format

Listing Statement dated January 12, 2017 filed on SEDAR ( www.sedar.com) on January 26, 2017.

The Share Exchange Agreement filed on SEDAR (www.sedar.com) on January 26, 2017.

Certificate of Name Change filed on SEDAR (www.sedar.com) on January 26, 2017.

News release filed on SEDAR (www.sedar.com) on January 12, 2017.

Material Change Report filed on SEDAR (www.sedar.com) on January 20, 2017.

DATED: January 26, 2017